Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE ANNOUNCES RESULTS OF THE CONSENT SOLICITATION

FOR ITS 5.00% SENIOR NOTES DUE 2021 AND

EXECUTION OF SUPPLEMENTAL INDENTURE

MACAU—Monday, July 25, 2016: MCE Finance Limited (the “Company”), a wholly owned subsidiary of Melco Crown Entertainment Limited, announced today that as of 5:00 p.m., New York City time, on July 22, 2016 (the “Early Consent Deadline”), holders of its 5.00% Senior Notes due 2021 (the “Notes”) had delivered and not revoked consents in respect of US$930,261,000 aggregate principal amount of Notes, or approximately 93% of the outstanding Notes, in connection with the previously announced consent solicitation (the “Consent Solicitation”) for the Notes. As of the Early Consent Deadline, the Company had received the required consents to amend the indenture governing the Notes pursuant to the Consent Solicitation. The Company has executed a supplemental indenture to give effect to the amendments, but these amendments will not become operative until the Company has paid the consent fees for consents delivered (and not validly revoked) by the Early Consent Deadline.

The Consent Solicitation will expire at 5:00 p.m., New York City time, on July 29, 2016, unless extended or terminated by the Company (the “Expiration Time”).

Holders that properly delivered (and not validly revoked) consents to the amendments by the Early Consent Deadline will receive an early consent fee of US$5.00 for each US$1,000 principal amount of the Notes with respect to which the holders provided consents. The Company is offering a late consent fee of US$2.00 for each US$1,000 in principal amount of the Notes in respect of which a holder properly consents to the amendments after the Early Consent Deadline but on or before the Expiration Time.

The terms and conditions of the Consent Solicitation are fully described in the Consent Solicitation Statement, dated July 11, 2016, which the Company delivered to holders of the Notes. D.F. King is acting as the Information and Tabulation Agent for the Consent Solicitation. Merrill Lynch (Asia Pacific) Limited is acting as the sole solicitation agent for the Consent Solicitation. Questions regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement or other related documents should be directed to D.F. King (HK: +852 3953 7230, UK: +44 20 7920 9700, US: +1 212 269 5550; website: https://sites.dfkingltd.com/melco; email: melco@dfkingltd.com) or Merrill Lynch (Asia Pacific) Limited (+852 3508 7913, +852 3508 3514, +852 3508 8175).

This press release is not a solicitation of consent with respect to any Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) the Company’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) the Company’s future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the filings of Melco Crown Entertainment Limited with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment Limited currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment Limited’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. Melco Crown Entertainment Limited also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment Limited, please visit www.melco-crown.com.

Melco Crown Entertainment Limited is strongly supported by its single largest shareholder, Melco International Development Limited (“Melco”) and its other major shareholder, Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment Limited. Crown is a top-100 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is the Deputy Chairman and a Non-executive Director of Melco Crown Entertainment Limited.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com